Boucherville, October 28, 2008

Mr. H Roger Schwall,

Assistant Director

United States Securities and Exchange Commission

VIA EDGAR AND MESSENGER

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE: Strateco Resources Inc.

Form 10-KSB/A for the year ended December 31, 2007

Filed September 18, 2008

File No. 0-49942

Sir,

Strateco Resources Inc. (the “Company”) has requested from the undersigned to forward to your attention the responses to U.S. Securities and Exchange Commission (SEC) comments in its letter dated October 20, 2008 concerning Form 10-KSB/A for the year ended December 31, 2007. To this effect please find enclosed four copies of the present letter of answers with supplementary amendments to Form 10-KSB/A2 to facilitate your review.

The responses to the comments that required corrections, additions, explanations and amendments in the Form 10 KSB/A2 are given in the present letter according to the same order than they were presented in the letter of comments dated October 20, 2008.

Form 10-KSB/A for the fiscal year ended December 31, 2007

General

1.

We will include all the signatures as required by General Instruction C to Form 10-KSB/A2 in our full amended filing.

Item 1. Business, page 4

After a telephone discussion on October 23, 2008 between Mrs. Anne Hébert and Mrs. Laura Nicholson regarding this comment number 2, the Company reiterates its answer to the effect that there is no competition between companies involved in exploration of uranium in Canada since most of the companies cooperate with each other, exchange or trade equipment, consultant services and knowledge regarding the complex requirements of health and safety standards, permits and governmental authorizations, methods of exploration or production. Since most companies in Canada involved in exploration or production of uranium are public companies all technical information is publicly disclosed as well in Québec or in Canada.  However, in the mining industry in Canada in general, a certain competition may exist when a company needs to retain and to hire geologists and mining technicians, which are difficult to find in Québec or in Canada.  The Company was however able up to now to recruit in Europe and in Québec and to retain qualified personnel and consultants.

Another aspect of competition for the whole mining industry in general is the acquisition of claims and many factors may influence their value. But once the interest in the claims of the property is acquired by the Company or is subject to an agreement, the claims of the property and the adjacent claims as well, are protected by the agreement as an interest area. For the moment the Company holds sufficient mining claims to pursue its objectives.

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601

Item 10. Executive Compensation, page 43

Directors Fees-In U.S. Dollars, page 48

2.

In future filings, the Company will add a narrative description of standard compensation arrangements, such as disclosure regarding the standard amount that each director receives in fees for each meeting attended as follows:

“Directors’ Fees – In U.S. Dollars

The external directors receive fees of US$790.48 for each board meeting (BM) they attend and US$296.43 to assist by telephone conference call (BMT). Each audit committee member receives US$988.10 for each audit committee meeting (AC) they attend and US$494.05 to assist by telephone conference call (ACT). The external directors receive also US$395.24 to assist to the annual meeting of shareholders (AM). Misters Hébert and Lachance, directors and executive officers and Mr. Lanctôt, who is director and Corporate Secretary of the Company, do not receive directors’ fees.

The external directors received an aggregate of US$● in fees for the (quarterly period) or (fiscal year ended December 31, ● ) distributed as follows:

Name of Director	Dates and attended Meetings	Amount of Director’s fees paid for fiscal year ● (US $)
Marcel Bergeron	● 2008-AC and BM	$●
Marcel Bergeron	● 2008 -AM	$●
Robert Desjardins	● 2008-AC and BM	$●
Robert Desjardins	● 2008 -AM	$●
Jean-Guy Masse	● 2008-AC and BM	$●
Jean-Guy Masse	● 2008 -AM	$●

Exhibits, page 46

3.

We will amend Form 10-KSB/A2 for the period ended December 31, 2007 at page 52 to insert a Table of Exhibits with pages numbers and incorporation by reference to documents that were previously filed pursuant to article 601 of Regulation SB in Form 10KSB/A2 for the year ended December 31, 2007 and pursuant to article 601 (a) of Regulation S-K for future filings.

Engineering Comments

Mineral Resources and Mineral Reserve Estimates, page 14

1.

After discussion and verification on October 23, 2008 with Mr. George Schuler, Mining Engineer, it appears that the consent letter of David A. Ross for Scott Wilson Roscoe Postle Associates had already been filed as Exhibit 23 of Form 10KSB/A on September 18, 2008.

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601

Closing Comments

We added to our cover letter a statement from the Company acknowledging that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect o the filing; and

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Pauline Comtois

_____________________

Pauline Comtois, CGA

Chief Financial Officer

Enclosures: Item 13 (a): Exhibits and Signatures of Form 10-KSB/A2

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601

STATEMENT

I, Guy Hébert, President of the Company declares that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing of amendments on Form 10 KSB/A2 for the year ended December 31, 2007.

•

Staff comments from the U.S. Securities and Exchange Commission (“Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company recognizes that it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 28, 2008

/s/ Guy Hébert

__________________________

Guy Hébert, President

For Strateco Resources Inc.

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601

Item 13 Exhibits, Financial Statement Schedules and Reports on Form 8-K.

a)

Table of Exhibits

	Table of Exhibits - Form 10KSB/A2, December 31, 2007	Format	Reference to Pages of Form 10KSB or Incorporation by Reference
3 (i)	Certificates of incorporation and amendments	Paper	See Form 10 SB/A2 Volume 1 Amended pages 1 to 10
3 (ii)	By-laws	Paper	See Form 10 SB/A2 Volume 1 Amended pages 37 to 59
(4) (1)	Instruments defining the rights of security holders, including indentures in By-Laws	Paper	See Form 10 SB/A2 Volume 1 Amended By-Laws sections 47 to 54 pages 50 to 52
(4) (2)	Instruments defining the rights of security holders, including indentures in Annex A to Certificate of incorporation (translation in English)	CE	Form 10KSB/A2, 2007-12-31 Page 79
10.1	Amended Contract of Services between Strateco Resources Inc. and BBH Geo-Management Inc dated April 1, 2007 ( French Language version)	CE	Form 10KSB/A2, 2007-12-31, Page 81
10.2	Amended Contract of Services between Strateco Resources Inc. and BBH Geo-Management Inc dated April 1, 2007 April 1, 2007 (English language summary)	CE	Form 10KSB/A2, 2007-12-31 Page 86
10.3	Amended Stock Option Plan dated November 7, 2008 ( French Language version) with Summary in English Language	CE	Form 10KSB/A2, 2007-12-31 Page 87
10.4	Amended Stock Option Plan dated November 7, 2008 ( English Language summary)	CE	Form 10KSB/A2, 2007-12-31 Page 100
11	Statement re computation of per share earnings		N/A
13	Annual report to security holders, Form 10 Q or quarterly report to security holders	CE	Form 10K SB/A December 31. 2007, Form 10 QSB March 31, June 30 2008
14	Code of ethics	CE	Company’s website at www.stratecoinc.com
16	Letter re change in certifying accountant		N/A
18	Letter re change in accounting principles		N/A
22	Published report regarding matters submitted to vote of security holders	CE	Form 10 QSB for the period ended June 30, 2008
23	Consent of expert on technical report, David A. Ross, P.Geo, for Scott Wilson Roscoe Postle Associates Inc.	CE	Form 10KSB/A2, 2007-12-31 Page 102
23	Letter of consent from KPMG, LLP dated July 22, 2002.	Paper	Form 10 SB/A2 Volume 1 Amended p. 234
24	Letter of consent from Gowling Lafleur Henderson, LLP dated July 22, 2002	Paper	Form 10 SB/A2 Volume 1 Amended p. 235
24	Form FIX appointing Eaton, Peabody as Agent of the Company in the United States of America dated July 15, 2002 and certified copy of the Board of Directors dated July 15, 2002	Paper	Form 10 SB/A2 Volume 1 Amended page 230
24	Power of attorney	Paper	Form 10 SB/A2 Volume of Exhibits Amended page 232
31	Certifications	CE	Form 10KSB/A2, 2007-12-31 Page 103
32	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.	CE	Form 10KSB/A2, 2007-12-31 Page 105
99	Framework of Internal Control over financial reporting	CE	Form 10KSB/A2, 2007-12-31 Page 106
100	XBRL-Related Documents		N/A

SIGNATURE

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATECO RESOURCES INC.

Dated: October 28, 2008

/s/ Guy Hebert

__________________________________

Name: Guy Hebert

Title: President, Chief Executive Officer and Director

Dated: October 28, 2008

/s/ Pauline Comtois

__________________________________

Name: Pauline Comtois

Title: Chief Financial Officer

Dated: October 28, 2008

/s/ Henri Lanctôt

__________________________________

Name: Henri Lanctôt,

Title: Director and Coprorate Secretary

Dated: October 28, 2008

/s/ Jean-Pierre Lachance

_________________________________

Name: Jean-Pierre Lachance,

Title: Executive Vice-President and Director

Dated: October 28, 2008

/s/ Jean-Guy Masse

__________________________________

Name: Jean-Guy Masse,

Title: Director

Dated: October 28, 2008

/s/ Robert Desjardins

___________________________________

Name: Robert Desjardins,

Title: Director

Dated: October 28, 2008

/s/ Marcel Bergeron

______________________________________

Name: Marcel Bergeron,

Title: Director